EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	-		-
Fees Previously Paid	$23,425,643	$0.0001102	$2,581.51
Total Transaction Valuation	$23,425,643
Total Fees Due for Filing
Total Fees Previously Paid			$2,581.51
Total Fee Offsets			-
Net Fee Due			$0.00